

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

<u>Via E-mail</u>
David Kornblatt
Executive Vice President, Chief Financial Officer
Triumph Group, Inc.
1550 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

      Re: Triumph Group, Inc.
                Form 10-K for Fiscal Year Ended March 31, 2011
                Filed May 18, 2011
                File No. 001-12235

Dear Mr. Kornblatt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Lyn Shenk

                              Lyn Shenk
                              Branch Chief